Preliminary Terms No. 147
Registration Statement No. 333-131266
Dated November 22, 2006
Rule 433

7.5% SPARQS® DUE JANUARY 20, 2008
(Stock Participation Accreting Redemption Quarterly-pay Securities SM)
ISSUED BY MORGAN STANLEY

MANDATORILY EXCHANGEABLE
FOR THE COMMON STOCK OF

COACH, INC.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Prospectus Supplement for SPARQS dated January 25, 2006
Prospectus dated January 25, 2006

MORGAN STANLEY

7.5% SPARQS due January 20, 2008
Mandatorily Exchangeable for the Common Stock of
Coach, Inc.

Overview

Stock Participation Accreting Redemption Quarterly-pay SecuritiesSM

SPARQS are short-term yield-enhancement securities that provide enhanced current income with exposure to an underlying security. In exchange for current income, investors forgo upside potential above the yield to call.

How SPARQS Work

SPARQS pay a relatively high fixed quarterly coupon compared to the dividend yield of the underlying stock in exchange for a limit on the opportunity for appreciation. Regardless of the stated maturity, SPARQS are callable by the issuer at any time after the call date, typically 6 months from the issue date. If called, the SPARQS will return a stated annualized return, inclusive of any coupons previously paid and accrued to the Call Date. If not called, SPARQS will return a fixed number of shares of the underlying stock per SPARQS. SPARQS are not principal protected.

page 2 of 10	MORGAN STANLEY

7.5% SPARQS due January 20, 2008
Mandatorily Exchangeable for the Common Stock of
Coach, Inc.

Fact Sheet

The SPARQS offered are senior unsecured obligations of Morgan Stanley, will pay 7.5% interest per year and will have the terms described in the prospectus supplement for SPARQS and the prospectus, as supplemented or modified by these preliminary terms. At maturity the SPARQS will pay a number of shares of Coach, Inc. common stock, subject to the Issuer’s right to call the SPARQS for cash at any time beginning July 20, 2007. The SPARQS do not guarantee any return of principal at maturity.

Expected Key Dates

Expected Pricing Date: December , 2006	Expected Issue Date (Settlement Date): December , 2006 (5 trading days after the Pricing Date)	Maturity Date: January 20, 2008, subject to postponement due to a market disruption event

Key Terms

Issuer: Morgan Stanley	Underlying Equity: Coach, Inc. common stock (the “COH Stock”)	Interest: 7.5% per annum, payable quarterly beginning April 20, 2007
Issue Price:

COH Stock closing price on the Pricing Date, provided that the SPARQS will be issued at 100% of the Stated Principal Amount per SPARQS and the agent’s commissions will be 1.625% of the Stated Principal Amount per SPARQS; provided that the price to public and the agent's commissions for any single transaction to purchase between $1,000,000 to $2,999,999 principal amount of SPARQS will be 99.75% of the Stated Principal Amount per SPARQS and 1.375% of the Stated Principal Amount per SPARQS, respectively, for any single transaction to purchase between $3,000,000 to $4,999,999 principal amount of SPARQS will be 99.625% of the Stated Principal Amount per SPARQS and 1.25% of the Stated Principal Amount per SPARQS, respectively, and for any single transaction to purchase $5,000,000 or more principal amount of SPARQS will be 99.50% of the Stated Principal Amount per SPARQS and 1.125% of the Stated Principal Amount per SPARQS, respectively. Selling concessions allowed to dealers in connection with the offering may be reclaimed by the agent, if, within 30 days of the offering, the agent repurchases the SPARQS distributed by such dealers.

Stated Principal Amount (Par):	COH Stock closing price on the Pricing Date
Interest Payment Dates:	April 20, 2007, July 20, 2007, October 20, 2007 and the Maturity Date
Exchange at Maturity:	At maturity, unless previously called by the Issuer, each SPARQS will be exchanged into COH Stock at the Exchange Ratio
Exchange Ratio:

The initial exchange ratio will be 1.0, subject to adjustment for corporate events; however, if the Issuer determines to price the SPARQS at a fraction of the closing price of COH Stock, the initial exchange ratio will be adjusted so that it represents that fraction.

Issuer Call Right:

Beginning on July 20, 2007, the Issuer may call the SPARQS for a cash Call Price that, together with coupons paid from the Issue Date through the Call Date, implies an annualized rate of return on the Stated Principal Amount equal to the Yield to Call

Expected Yield to Call:	16-20% per annum on the Stated Principal Amount (actual yield to call to be determined on the Pricing Date). See “Hypothetical Call Price Calculations” beginning on page 6.
Call Notice Date:	If the Issuer calls the SPARQS, at least 10 but not more than 30 calendar days notice will be given before the Call Date specified in the notice
First Call Date:	July 20, 2007
Final Call Date:	January 10, 2008
Risk Factors:	Please see “Risk Factors” on page 9.

page 3 of 10	MORGAN STANLEY

7.5% SPARQS due January 20, 2008
Mandatorily Exchangeable for the Common Stock of
Coach, Inc.

General Information

Listing:

Application will be made to list the SPARQS on the American Stock Exchange (“AMEX”) under the ticker symbol “CFM”, subject to meeting the listing requirements. If accepted for listing, the SPARQS will begin trading the day after the Pricing Date.

CUSIP:	61750V303
Minimum Ticketing Size:	100 SPARQS
Tax Consideration:

The U.S. federal income tax consequences of an investment in the SPARQS are uncertain. There is no direct legal authority as to the proper tax treatment of the SPARQS, and the Issuer’s counsel has not rendered an opinion as to their proper characterization for U.S. federal income tax purposes. Pursuant to the terms of the SPARQS and subject to the discussion in the accompanying prospectus supplement for SPARQS under “United States Federal Taxation,” you agree with the Issuer to treat a SPARQS as a unit consisting of (i) a terminable forward contract and (ii) a deposit with the Issuer of a fixed amount of cash to secure your obligation under the terminable forward contract. Assuming the characterization of the SPARQS as set forth above is respected, a portion of the stated interest payments on the SPARQS will be treated as the Yield on the Deposit, and the remainder will be attributable to the Contract Fees, as described in the section of the accompanying prospectus supplement for SPARQS called “United States Federal Taxation — Tax Treatment of the SPARQS.” The Yield on the Deposit will be determined as of the pricing date and set forth in the applicable pricing supplement to the accompanying prospectus supplement for SPARQS.

Assuming the characterization of the SPARQS as set forth above is respected, the following U.S. federal income tax consequences would result. The portion of the stated interest payment on the SPARQS that is attributable to the deposit will be taxable to a U.S. Holder as ordinary interest income. The Issuer will treat the portion of the stated interest payment that is attributable to the terminable forward contract as ordinary income. Based on the tax treatment described above, upon sale, exchange or redemption of the SPARQS solely for cash, a U.S. Holder will generally recognize capital gain or loss equal to the difference between the amount realized and the issue price. Upon physical settlement of the terminable forward contract at maturity, a U.S. Holder generally will not recognize any gain or loss with respect to the underlying equity received and will have a tax basis in the underlying equity received equal to the issue price.

Please read the discussion under “Risk Factors --Structure Specific Risk Factors” in these preliminary terms and the discussion under “United States Federal Taxation” in the accompanying prospectus supplement for SPARQS concerning the U.S. federal income tax consequences of investing in the SPARQS.

Notwithstanding the foregoing, any stated interest payments on the SPARQS made to non-U.S. holders (as defined in the accompanying prospectus supplement for SPARQS) will generally be withheld upon at a rate of 30%. See the section called “United States Federal Taxation — Tax Consequences to Non- U.S. Holders” in the accompanying prospectus supplement for SPARQS. Non-U.S. holders should also note that the discussion in the accompanying prospectus supplement for SPARQS does not address the tax consequences to non-U.S. holders for whom income or gain in respect of the SPARQS is effectively connected with a trade or business in the United States.

The Issuer does not render any advice on tax matters. This material is not intended or written to be used, and it cannot be used by any taxpayer, for the purpose of avoiding penalties that may be imposed on the taxpayer under U.S. federal tax laws. You are urged to consult your own tax advisors regarding all aspects of the U.S. federal tax consequences of investing in the SPARQS, as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Trustee:	The Bank of New York (as successor Trustee to JPMorgan Chase Bank, N.A.)
Calculation Agent:	Morgan Stanley & Co. Incorporated
Contact:	You may contact your local Morgan Stanley branch office or our principal executive offices at 1585 Broadway, New York, New York, 10036 (telephone number (866) 477-4776 / (914) 225-7000)

This offering summary represents a summary of the terms and conditions of the SPARQS. We encourage you to read the accompanying prospectus supplement for SPARQS and prospectus related to this offering.

page 4 of 10	MORGAN STANLEY

7.5% SPARQS due January 20, 2008
Mandatorily Exchangeable for the Common Stock of
Coach, Inc.

Key Benefits / Key Risks / Key Investment Rationale

Key Benefits		Key Investment Rationale

•	7.5% yield, which is higher than the current dividend yield of 0% on COH Stock.	You may be interested in the SPARQS if you are:
•	A defensive, total return strategy linked to COH Stock.	•	Seeking exposure to COH Stock but are willing to limit your appreciation in exchange for a higher current yield.
		•	A holder of COH Stock and, if, consistent with your investment objectives, after taking into account the tax considerations, may consider switching into a security that provides an 7.5% yield while still retaining COH Stock exposure, which is limited by the Call Price.
		•	Not concerned about principal risk.

Key Risks

•	No guaranteed return of principal.	Please carefully review all the “Risk Factors” on page 9
•	Your return on the SPARQS is limited by the Issuer’s call right.
•	Secondary trading may be limited, and the inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices.
•	If the SPARQS are accelerated, you may receive an amount worth substantially less than the principal amount of the SPARQS.
•	Coach, Inc. is not involved with this offering in any way. The Issuer has not made any due diligence inquiry in connection with this offering.
•	The antidilution adjustments the calculation agent is required to make do not cover every corporate event that could affect COH Stock.
•	The U.S. federal income tax consequences of an investment in the SPARQS are uncertain.
•	Credit Risk to Morgan Stanley whose credit rating is currently Aa3/A+.

page 5 of 10	MORGAN STANLEY

7.5% SPARQS due January 20, 2008
Mandatorily Exchangeable for the Common Stock of
Coach, Inc.

Hypothetical Call Price Calculations

The following tables set forth sample values based on calculations of the Call Price for hypothetical Call Dates as indicated based on the following hypothetical terms:

•	Original Issue Date:	December 29, 2006

•	Interest Payment Dates:	April 20, 2007, July 20, 2007, October 20, 2007 and the Maturity Date

•	Yield to Call:	18% per annum (computed on the basis of a 360-day year of twelve 30-day months)

•	Stated Principal Amount:	$42.00 per SPARQS

•	Interest Rate:	7.5% per annum

•	Discount Factor:	1 / 1.18[x], where x is the number of years from the Original Issue Date to and including the applicable payment date.

The Call Price with respect to any Call Date is an amount of cash per SPARQS such that the sum of the present values of all cash flows on each SPARQS to and including the Call Date (i.e., the Call Price and all of the interest payments and accrued interest on each SPARQS), discounted to the Original Issue Date at the applicable Discount Factor, equals the Stated Principal Amount. The Discount Factor is based on the hypothetical Yield to call rate of 18% per annum and the number of years (or fraction of a year) from the Original Issue Date to and including the applicable payment date.

Each of the Call Price and total amount received calculations below are based upon the hypothetical terms set forth above and the sample Call Dates as indicated. The actual amount you will receive if the Issuer calls the SPARQS will depend upon the actual terms of the SPARQS and the actual Call Date.

Call on July 20, 2007 (First Call Date)

Call Price received	$44.2664

Total amount received over the term of the SPARQS	$46.0252

Call on August 29, 2007 (random interim Call date)

Call Price received	$44.7259

Total amount received over the term of the SPARQS	$46.8260

Call on January 20, 2008 (Maturity Date)

Call Price received	$46.4776

Total amount received over the term of the SPARQS	$49.8114

The table on the following page sets forth a more detailed sample calculation of the Call Price for a hypothetical Call Date of July 20, 2007 based upon the hypothetical terms set forth above.

page 6 of 10	MORGAN STANLEY

7.5% SPARQS due January 20, 2008
Mandatorily Exchangeable for the Common Stock of
Coach, Inc.

Hypothetical Call Price Calculation on the First Call Date (continued)

The Call Price in the hypothetical example shown below is determined as follows:

•	The known cash flows on the SPARQS (i.e., the interest payments) are discounted to their present value on the Original Issue Date at the applicable Discount Factor. The sum of these present values equals the present value on the Original Issue Date of all of the interest payments payable on the SPARQS to and including the applicable Call Date.

	–	For example, the present value of all of the interest payments for the hypothetical Call Date of July 20, 2007 is $1.6410 ($0.9230 + $0.7180).

•	Since the present value of all payments on the SPARQS to and including the Call Date (i.e., the Call Price and all of the interest payment on each SPARQS) must equal the Stated Principal Amount, the Issuer can determine the present value of the applicable Call Price by subtracting the sum of the present values of the interest payments from the Stated Principal Amount.

	–	For example, for the hypothetical Call Date of July 20, 2007, the present value of the Call Price is $40.3590 ($42.0000 - $1.6410).

•	The Call Price is then derived by determining the amount that, when discounted to the Original Issue Date from the applicable Call Date at the applicable Discount Factor, equals the present value of the Call Price.

	–	For the hypothetical Call Date of July 20, 2007, the Call Price is therefore $44.2664, which is the amount that if paid on July 20, 2007 has a present value on the Original Issue Date of $40.3590, based on the applicable Discount Factor.

The Call Price calculated in the following table is based upon the hypothetical terms set forth above and the sample Call Date of July 20, 2007. The actual amount you will receive if the Issuer calls the SPARQS will depend upon the actual terms of the SPARQS and the actual Call Date.

Payment Date	Stated Principal Amount	Interest Payments Received	Accrued but Unpaid Interest Received on Call Date	Call Price Received[1]	Total Cash Received on Payment Date	Days from Original Issue Date[2]	Years from Original Issue Date (Days2 /360)	Discount Factor at Yield to Call[3]	Present Value at Original Issue Date of Call Received on Payment Date at Yield to Call

December 29, 2006	($42.00)					0	.00000	100.000%
April 20, 2007		$0.9713			$0.9713	111	.30833	95.025%	$0.9230
Call Date (July 20, 2007)			$0.7875		$0.7875	201	.55833	91.173%	$0.7180
Call Date (July 20, 2007)				$44.2664	$44.2664	201	.55833	91.173%	$40.3590
Total amount received on the Call Date: $45.0539								Total:	$42.0000
Total amount received over the term of the SPARQS: $46.0252

[1]	The Call Price of $44.2664 is the dollar amount that has a present value of $40.3590, which has been discounted to the Original Issue Date from the Call Date at the Yield to Call rate of 18% so that the sum of the present values of all of the interest payments on the SPARQS and the present value of the Call Price is equal to the Stated Principal Amount of $42.0000.
[2]	Based upon a 360-day year of twelve 30-day months.
[3]	Discount Factor = 1 / 1.18[x] , where x is years from Original Issue Date to and including the applicable payment date

page 7 of 10	MORGAN STANLEY

7.5% SPARQS due January 20, 2008
Mandatorily Exchangeable for the Common Stock of
Coach, Inc.

Information about Coach, Inc.

Coach, Inc. is a designer and marketer of premium handbags and accessories. COH Stock is registered under the Exchange Act. Information provided to or filed with the Commission by Coach, Inc. pursuant to the Exchange Act can be located by reference to Commission file number 001-16153 through the Commission’s website at http://www.sec.gov. In addition, information regarding Coach, Inc. may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. See the section called “Underlying Company and Stock—Public Information” in the prospectus supplement for SPARQS.

These preliminary terms relate only to the SPARQS offered hereby and do not relate to COH Stock or other securities of Coach, Inc. The Issuer has derived all disclosures contained in these preliminary terms regarding Coach, Inc. from the publicly available documents described in the preceding paragraph. In connection with the offering of the SPARQS, neither the Issuer nor the Agent has participated in the preparation of such documents or made any due diligence inquiry with respect to Coach, Inc. Neither the Issuer nor the Agent makes any representation that such publicly available documents or any other publicly available information regarding Coach, Inc. is accurate or complete.

Neither the Issuer nor any of its affiliates makes any representation to you as to the performance of COH Stock.

Historical Information

The following graph presents the published high and low closing prices of COH Stock for 2003, 2004, 2005 and 2006 through November 20, 2006. The closing price of COH Stock on November 20, 2006 was $41.80. The Issuer obtained the closing prices and other information below from Bloomberg Financial Markets, without independent verification. You should not take the historical prices of COH Stock as an indication of future performance.

	High	Low

(CUSIP 189754104)
2003
First Quarter	9.98	7.29
Second Quarter	13.22	9.27
Third Quarter	14.82	12.72
Fourth Quarter	19.96	14.21
2004
First Quarter	21.84	17.08
Second Quarter	22.85	19.75
Third Quarter	23.10	18.06
Fourth Quarter	28.53	19.84
2005
First Quarter	29.75	26.41
Second Quarter	33.92	25.22
Third Quarter	36.22	30.25
Fourth Quarter	36.64	28.94
2006
First Quarter	36.97	31.75
Second Quarter	35.35	27.75
Third Quarter	34.65	25.58
Fourth Quarter
(through November 20, 2006)	42.34	34.20

Historical prices with respect to COH Stock have been adjusted for two-for-one stock splits that were effected on April 4, 2005 and October 1, 2003. Coach, Inc. has never declared or paid any cash dividends on COH Stock. The Issuer makes no representation as to the amount of dividends, if any, that Coach, Inc. will pay in the future. In any event, as an investor in the SPARQS, you will not be entitled to receive dividends, if any, that may be payable on COH Stock.

page 8 of 10	MORGAN STANLEY

7.5% SPARQS due January 20, 2008
Mandatorily Exchangeable for the Common Stock of
Coach, Inc.

Risk Factors

The SPARQS are financial instruments that are suitable only for investors who are capable of understanding the complexities and risks specific to the SPARQS. Accordingly, investors should consult their own financial and legal advisors as to the risks entailed by an investment in the SPARQS and the suitability of such SPARQS in light of an investor’s particular circumstances.

The following is a non-exhaustive list of certain key considerations for investors in the SPARQS. For a complete list of considerations and risk factors, please see the accompanying prospectus supplement for SPARQS and the accompanying prospectus.

Structure Specific Risk Factors

•	No guaranteed return of principal. If at maturity the closing price of COH Stock has declined from the closing price on the day the SPARQS were priced for initial sale to the public, and the Issuer has not called the SPARQS, the payout at maturity will be less than the principal amount of the SPARQS.

•	The return on the SPARQS is limited by the Issuer’s call right. The return you realize on the SPARQS is limited by the Issuer’s call right. The Issuer may call the SPARQS at any time beginning July 20, 2007, including at maturity, for the cash Call Price, which will be calculated based on the Call Date. The Call Price will be an amount of cash per SPARQS that, together with all of the interest paid on the SPARQS to and including the Call Date, gives you a yield to call of 16-20% per annum on the Stated Principal Amount of each SPARQS from and including the date of issuance to but excluding the Call Date. You should not expect to obtain a total yield (including interest payments) of more than 16-20% per annum on the Stated Principal Amount of the SPARQS to the Call Date.

•	Market price influenced by many unpredictable factors. Several factors will influence the value of the SPARQS in the secondary market. It is expected that generally the trading price of COH Stock on any day will affect the value of the SPARQS more than any other single factor. However, because of the Issuer’s call right, the SPARQS may trade differently from COH Stock. Other factors that may influence the value of the SPARQS include: the volatility of COH Stock, geopolitical conditions andeconomic, financial, political, regulatory or judicial events, interest and yield rates, time remaining until the Issuer can call theSPARQS and until the SPARQS mature, the dividend rate on COH Stock, the Issuer’s creditworthiness and the occurrence ofcertain events affecting Coach, Inc. that may or may not require an adjustment to the exchange ratio.

•	Maturity date of the SPARQS may be accelerated. The maturity of the SPARQS will be accelerated if (i) the closing price of COH Stock on any two consecutive trading days is less than $2.00 or (ii) there is an event of default with respect to the SPARQS. The amount payable to you if the maturity of the SPARQS is accelerated will differ depending on the reason for the accelerationand may be substantially less than the principal amount of the SPARQS.

•	No shareholder rights. Investing in SPARQS is not equivalent to investing in COH Stock. As an investor in the SPARQS, you will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to COH Stock.

•	The SPARQS may become exchangeable into the common stock of companies other than Coach, Inc. Following certain corporate events relating to COH Stock, you will receive at maturity either the common stock of three companies in the same industry group as Coach, Inc. in lieu of, or in addition to, COH Stock or the common stock of a successor corporation to Coach, Inc. The occurrence of such corporate events and the consequent adjustments may materially and adversely affect the market price of the SPARQS.

•	Antidilution adjustments. Although the calculation agent will adjust the amount payable at maturity for certain corporate events affecting COH Stock, other corporate events may occur (such as partial tender or exchange offers) for which the calculation agent is not required to make any adjustments. If an event occurs that does not require the calculation agent to adjust the amount of COH Stock payable at maturity, the market price of the SPARQS may be materially and adversely affected.

•	The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices. Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase SPARQS in secondary market transactions will likely be lower than the original issue price, since the original issue price included, and secondary market prices are likely to exclude, commissions paid with respect to the SPARQS, as well as the projected profit included in the cost of hedging the Issuer’s obligations under the SPARQS.

•	The U.S. federal income tax consequences of an investment in the SPARQS are uncertain. There is no direct legal authority as to the proper tax treatment of the SPARQS, and the Issuer’s counsel has not rendered an opinion as to their proper characterization for U.S. federal income tax purposes.

Please read the discussion under “Fact Sheet — General Information — Tax Consideration” in these preliminary terms and thediscussion under “United States Federal Taxation” in the accompanying prospectus supplement for SPARQS (together the “TaxDisclosure Sections”) concerning the U.S. federal income tax consequences of investing in the SPARQS. If the Internal RevenueService (the “IRS”) were successful in asserting an alternative characterization for the SPARQS, the timing and character of

page 9 of 10	MORGAN STANLEY

7.5% SPARQS due January 20, 2008
Mandatorily Exchangeable for the Common Stock of
Coach, Inc.

income on the SPARQS might differ from the tax treatment described in the Tax Disclosure Sections. The Issuer does not plan to request a ruling from the IRS regarding the tax treatment of the SPARQS, and the IRS or a court may not agree with the tax treatment described in these preliminary terms and the prospectus supplement for SPARQS.

Other Risk Factors

•	Secondary trading may be limited. There may be little or no secondary market for the SPARQS. The Issuer will apply to list the SPARQS on the American Stock Exchange or AMEX under the symbol “CFM.” For a security to be listed on the AMEX, the AMEX requires, among other things, that there be 1 million units and 400 holders of such security. It is not possible to predict whether the SPARQS will meet the requirements for listing or trade in the secondary market and we do not expect to announce whether or not the SPARQS will meet those requirements prior to the pricing of the SPARQS. In addition, the SPARQS could be delisted under certain circumstances, such as the delisting of the underlying stock. Because it is not possible to predict whether the market for the SPARQS will be liquid or illiquid, you should be willing to hold your SPARQS to maturity.

•	No affiliation with Coach, Inc. Coach, Inc. is not an affiliate of ours, is not involved with this offering in any way, and has no obligation to consider your interests in taking any corporate actions that might affect the value of the SPARQS. The Issuer has not made any due diligence inquiry with respect to Coach, Inc. in connection with this offering.

•	Potential adverse economic interest of the calculation agent. The economic interest of the calculation agent and other affiliates of ours that will carry out hedging activities related to the SPARQS or that trade COH Stock on a regular basis are potentially adverse to your interests as an investor in the SPARQS. The hedging or trading activities of the Issuer’s affiliates on or prior to the pricing date and on the valuation dates could adversely affect the price of COH Stock on the pricing date and at maturity and, as a result, could decrease the value of the payment you receive on the SPARQS at maturity. Any of these hedging or trading activities on or prior to the day the Issuer prices the SPARQS for initial sale to the public could potentially affect the price of COH Stock and, accordingly, potentially increase the issue price of the SPARQS and, therefore, the price at which COH Stock must close before you would receive at maturity an amount of COH Stock worth as much as or more than the principal amount of the SPARQS. Additionally, such hedging or trading activities during the term of the SPARQS could adversely affect the price of COH Stock at maturity and, accordingly, if the Issuer has not called the SPARQS, the value of COH Stock or in certain circumstances cash, you will receive at maturity, including upon an acceleration event.

•	Morgan Stanley may engage in business with or involving Coach, Inc. without regard to your interests. The Issuer or its affiliates may presently or from time to time engage in business with Coach, Inc. without regard to your interests, and thus may acquire non-public information about Coach, Inc. Neither the Issuer nor any of its affiliates undertakes to disclose any such information to you. In addition, the Issuer or its affiliates from time to time have published and in the future may publish research reports with respect to Coach, Inc., which may or may not recommend that investors buy or hold COH Stock.

page 10 of 10	MORGAN STANLEY